UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F
[Check one]

☑	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended:                      Commission File Number: 1-15226
ENCANA CORPORATION
(Exact name of Registrant as specified in its charter)
Not applicable
(Translation of Registrant’s name into English (if applicable)
Canada
(Province or other jurisdiction of incorporation or organization)

1311	Not applicable
(Primary Standard Industrial	(I.R.S. Employer
Classification Code Number (if applicable))	Identification Number (if applicable))
1800 Bankers Hall East
855 2nd Street S.W.
Calgary, Alberta, Canada T2P 2S5
(403) 645-2000
(Address and telephone number of Registrant’s principal executive offices)
CT Corporation System
111-8th Avenue, New York, New York 10011
(212) 894-8940
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)
copies to:

Kerry D. Dyte EnCana Corporation 1800 Bankers Hall East 855 2nd Street S.W. Calgary, Alberta, Canada T2P 2S5 (403) 645-2000	Andrew J. Foley Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common shares, no par value (including common share purchase rights)	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Debt Securities
(Title of Class)
For Annual Reports indicate by check mark the information filed with this Form:
☐ Annual information form          ☐ Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
Not applicable.
Indicate by check mark whether the Registrant filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, please indicate the filing number assigned to the Registrant in connection with such Rule.
Yes ☐ 82-                     No ☑
Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to filing requirements for the past 90 days.
Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter ) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
Yes ☐ No ☐
The Registration Statement on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, each of the Registrant’s Registration Statements under the Securities Act of 1933: Form F-3 (File No. 333-150360), Form S-8 (File Nos. 333-13956, 333-85598, 333-124218, and 333-140856) and Form F-9 (File No. 333-149370).

SIGNATURES
Exhibit 99.10
Exhibit 99.11
Exhibit 99.12
Exhibit 99.13
Exhibit 99.14

DOCUMENTS FILED AS PART OF THIS REGISTRATION STATEMENT
     The following documents have been filed as part of this Registration Statement on Form 40-F as Exhibits hereto:

Exhibits	Documents

99.1	Notice of Special Meeting of Shareholders and Information Circular Relating to an Arrangement Involving Cenovus Energy Inc. (the “Information Circular”), dated October 20, 2009, containing a description of the Registrant’s common shares (incorporated by reference to the Form 6-K filed with the Securities and Exchange Commission on October 29, 2009) (File No. 1-15226).

99.2	The description of the Registrant’s common share purchase rights (incorporated by reference to the Form 8-A12B/A filed with the Securities and Exchange Commission on June 30, 2004) (File No. 1-15226).

99.3	Annual Information Form of the Registrant for the fiscal year ended December 31, 2008 (incorporated by reference to the Form 40-F filed with the Securities and Exchange Commission on February 20, 2009) (File No. 1-15226).

99.4	Management’s Discussion and Analysis of the Registrant as at December 31, 2008 and December 31, 2007 and for each of the years in the three year period ended December 31, 2008 (incorporated by reference to the Form 40-F filed with the Securities and Exchange Commission on February 20, 2009) (File No. 1-15226).

99.5	Consolidated Financial Statements of the Registrant as at December 31, 2008 and December 31, 2007 and for each of the years in the three year period ended December 31, 2008 (incorporated by reference to the Form 40-F filed with the Securities and Exchange Commission on February 20, 2009) (File No. 1-15226).

99.6	Information Circular of the Registrant dated February 28, 2009 with respect to the annual meeting of shareholders held on April 22, 2009 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed on March 25, 2008).

99.7	Certificate and Articles of Amalgamation effective January 1, 2006, respecting the amalgamation of EnCana Corporation and 6110703 Canada Inc., the continuing entity being EnCana Corporation (incorporated by reference to the Form 6-K filed with the Securities and Exchange Commission on February 6, 2006) (File No. 1-15226).

99.8	By-Law No. 1 of EnCana Corporation effective February 18, 2004 and confirmed by the shareholders of the Registrant at the annual and special meeting of shareholders held on April 28, 2004 (incorporated by reference to the Form 6-K filed with the Securities and Exchange Commission on March 1, 2005) (File No. 1-15226).

99.9	Amended and Restated Shareholder Rights Plan Agreement entered into by the Registrant and CIBC Mellon Trust Company, as Rights Agent (incorporated by reference to the Form 8-A12B/A filed with the Securities and Exchange Commission on June 30, 2004) (File No. 1-15226).

99.10	Consent of PricewaterhouseCoopers LLP.

99.11	Consent of McDaniel & Associates Consultants Ltd.

99.12	Consent of GLJ Petroleum Consultants Ltd.

99.13	Consent of DeGolyer and MacNaughton.

99.14	Consent of Netherland, Sewell & Associates, Inc.
OFF-BALANCE SHEET ARRANGEMENTS
The Registrant does not have any off-balance sheet financing arrangements that have or are reasonably likely to have an effect on its results of operations or financial condition.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The required disclosure is included under the heading “Contractual Obligations and Contingencies” in the Registrant’s Management Discussion and Analysis as at December 31, 2008 and December 31, 2007 and for each of the three years ending December 31, 2008, incorporated by reference as Exhibit 99.4 in this Registration Statement on Form 40-F.

FORWARD LOOKING INFORMATION
The safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applies to forward-looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Tabular Disclosure of Contractual Obligations” in this Registration Statement on Form 40-F. See “Forward-Looking Statements” in the Information Circular filed as Exhibit 99.1 to this Registration Statement on Form 40-F and “Note Regarding Forward-Looking Statements” in the Annual Information Form for the fiscal year ended December 31, 2008, incorporated by reference as Exhibit 99.3 to this Registration Statement on Form 40-F.
COMPLIANCE WITH AUDITOR INDEPENDENCE AND RECONCILIATION REQUIREMENT
The Registrant’s financial statements as at December 31, 2008 and December 31, 2007 and for each of the years in the three year period ended December 31, 2008 filed as part of this Registration Statement on Form 40-F have been reconciled to U.S. GAAP. Such reconciliation is set forth in the Registrant’s Consolidated Financial Statements as at December 31, 2008 and December 31, 2007 and for each of the years in the three year period ended December 31, 2008, incorporated by reference as Exhibit 99.5.
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
A. Undertaking
The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.
B. Consent to Service of Process
A Form F-X signed by the Registrant and its agent for service of process is being filed with the Commission together with this Registration Statement on Form 40-F.
Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

SIGNATURES
     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2009	EnCana Corporation
	By:	/s/ Kerry D. Dyte
Kerry D. Dyte
Corporate Secretary